File No. ____________

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

(Name of registrant as specified in its charter)

Delaware	95-7955035
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300-A S. Front Street Kyle, Texas	78640
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: 512-268-2765

With Copies to:

Lee Polson Strasburger & Price, LLP 600 Congress Avenue Suite 1600 Austin, Texas 78701 Telephone: 512.499.3600 Fax: 512.536.5719	Phillip D. Greer Chief Executive Officer Electronic Kourseware International, Inc. PO Box 1657 Kyle, Texas 78640 Telephone: 512.921.7157 Fax: 512.268.2766

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Act
Common stock, par value $0.0001 per share
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer [	]	Accelerated filer [	]
Non-accelerated filer [	]	Smaller reporting company [X}

CONTENTS

Item 1. Business	1
Overview	1
Stock Purchase Agreement	1
Competition	2
Regulation	2
Employees	2
Risk Factors	2
Where to Obtain Additional Information	3

Item 2. Financial Information	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4
Liquidity and Capital Resources	4
Qualitative and Quantitative Disclosures about Market Risk	5

Item 3. Properties	5

Item 4. Security Ownership of Certain Beneficial Owners and Management	5

Item 5. Directors and Executive Officers	5
Code of Ethics	6

Item 6. Executive Compensation	6
Summary Compensation Table	6
No Board or Compensation Committee Interlocks	7
Director Compensation	7

Item 7. Certain Relationships and Related Transactions, and Director Independence	7

Item 8. Legal Proceedings	7

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	7
Dividend Policy	7
No Shares Reserved for Issuance under Equity Compensation Plan	8

Item 10. Recent Sales of Unregistered Securities	8

Item 11. Description of Securities to be Registered	8

Item 12. Indemnification of Directors and Officers	9

Item 13. Financial Statements and Supplementary Data	10

Item 14. Changes in and Disagreements with Accountants	22

Item 15. Financial Statements and Exhibits	22

Signatures	22

PART I

Item 1. Business

Overview

Electronic Kourseware International, Inc. (in this report, “EKI”, “we”, “our”, and “us”) was incorporated as Keebee Oil and Gas Company, Inc., in Delaware in 1981. The company was originally intended to engage in the oil and gas business. By 1997 it had become a dormant, “shell” corporation. In 1997 the company acquired the business of our predecessor, Exclaim Productions, Inc., changed its name to Electronic Kourseware International, Inc., and began operating our business of marketing and distributing scientific educational equipment and material to public and private schools.

For over 25 years, EKI and our predecessor have been reliable providers of electronic educational materials. Our products encompass all major scientific disciplines from elementary school to college level classrooms. These products include scientific glassware, scales, anatomical models, live specimens, preserved specimens, microscopes, science kits and all other lab supplies and equipment. We also provide supplies for laboratories, science fair participants, home schools and hobbyists.

We do business under the names Sciencelabs.com and Science Labs-in-a-Box. Through our eCommerce site, www.sciencelabs.com, and direct relationships with educational institutions, we offer over 18,000 high demand science products to educators. We are continuing to add products in an effort to become a one-stop shop to educational institutions for all their science educational needs and requirements.

The science education market is large and diverse. The public education market is driven by a combination of a bidding process and ongoing smaller purchases. Negotiated discounts off of catalogue prices are also widely used. We believe that educational institutions choose vendors based upon price first, and all other factors are secondary. Our strategy is to keep administrative and office overhead to a minimum in order to compete effectively on the price of our educational materials. Most of our competition have significant fixed overhead and substantial legacy costs, making the market prime for a low price provider. Additionally, the market is plagued by long delivery times and poor customer service.

To accomplish our business plan, we rely on direct sales to schools and educators using our Internet website. We do not have a professional sales force other than those who help maintain our sales site and fulfill orders. We do sell products through one independent distributor, who accounted for about 10% of our total sales (approximately $50,000) in 2007. This distributor’s percentage contribution to sales is decreasing as a percentage of total sales as our direct Internet sales grow. We do not believe that the loss of the independent distributor would materially harm our overall sales or profitability. We deal with approximately 10,000 schools. We have about 70 suppliers.

We assemble our own electronics educational kits and prepare course curricula for their use. In 2007, these electronics kits and course materials accounted for approximately 60% of our total sales.

We do not own any trademarks or patents for any of our products.

Stock Purchase Agreement

We have entered into an agreement dated December 31, 2007, to sell 257,092,999 shares of our restricted common stock to Paragon Capital, LP, a private investor, for $250,000. We expect to use the proceeds for investment in our educational equipment business, including working capital and expansion of our marketing efforts. In connection with the stock purchase, we agreed to file this Form 10 and to seek to have our shares quoted for trading on the OTC Bulletin Board. Paragon has advanced $50,000 to us in 2008 for use in preparing audited financial statements and filing this Form 10 with the SEC.

The stock purchase agreement provides that $215,000 of the purchase price of the stock will be paid to us at closing, and the remaining $35,000 will be placed in escrow for six months as a holdback for any damages that might be incurred by the purchaser for a breach of the stock purchase agreement by us.

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We have executed a promissory note to Paragon for a face amount of $400,000, due on December 31, 2021. The promissory note provides that if we fail to complete the registration of our shares under the Securities Exchange Act (including filing this Form 10) and close the sale of the stock prior to December 31, 2008, the lender may terminate the stock purchase agreement and demand that we repurchase the promissory note within 10 days plus 18% per annum interest. As of May 14, 2008, we have an outstanding balance of $50,000 on the promissory note.

Competition

The business of distribution of scientific educational materials is characterized by six or seven large, significant education distributors. In addition to these few large distributors there are several thousand smaller distributors including ourselves. We believe that our web based direct sales model distinguishes us from most of our competitors who rely more on catalogue sales than on the Internet.

The largest distributors are serviced by a few decent sized manufacturers along with a significant number of smaller, fragmented manufacturers. We gain some economies from the fact that we assemble or manufacture about 60% of our products (electronics educational courseware and kits) ourselves.

Regulation

The educational materials distribution market is not heavily regulated. There are no widely followed licensing requirements and few barriers to new entries into the market. We market our materials to more than 10,000 schools, which are in most cases able to make independent purchasing decisions based on their own criteria and do not require accreditation or other standards of entry into the distribution chain. The emphasis on more defined standards of educational performance at the state and federal levels in recent years has not, as yet, had a significant impact on our business.

Employees

On December 31, 2007, we had six full time employees.

Risk Factors

Risks Associated with Our Business

Our operations depend heavily on the ability of our senior management; we might not be able to replace the loss of our executives.

We depend heavily on the services of our chief executive, Phillip D. Greer. His contacts within the education community are crucial to our success at this point. The loss of Mr. Greer could jeopardize our business. We do not have an employment agreement with Mr. Greer and do not maintain key man life insurance on his life.

We do not maintain insurance against casualty or other business losses.

We do not maintain insurance against casualty losses or other losses that our business may suffer, for example as a result of someone being harmed by a product we have sold, or losses from theft or property damage at our office and warehouse. Given our small size and lack of operating reserves, a significant loss resulting from such an uninsured loss could jeopardize our ability to continue in business.

Risks Associated with Our Common Stock and Capital Structure

Our directors control the majority of our stock.

Our five directors collectively own or control 257,092,999 (78.26%) of our outstanding common stock. Since the common stock does not have cumulative voting rights, the directors are in a position to elect a majority of our directors and to control the outcome of all matters submitted to a vote of our shareholders, including decisions on

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whether to sell control of the company to third parties. The fact that control of the voting shares of the company rests in so few hands could inhibit others from buying our shares, either by buying shares in the open market or offering to make an equity investment in us.

Our stock’s trading volume is low and price may be volatile.

Approximately 78.5 million shares (24%) of our common stock are held by unaffiliated parties and are eligible for transfer and secondary trading pursuant to Rule 144(k) of the Securities and Exchange Commission. Both the volume and price of our stock has historically been low. On many days no trades are recorded. At our historical volume and price, only a few trades, involving very little money invested, would be sufficient to dramatically change the price of our stock. Like other companies with low prices and volume, it would be possible for someone to attempt to manipulate the price of our stock with an investment of only a few thousand dollars.

We intend to seek to have our shares listed for trading on the OTC Bulletin Board, but we cannot be sure that we will be successful in doing so, or that, an active trading market will develop if our shares become so listed.

Large blocks of our stock will become eligible for trading over the next few years, which could further depress stock prices.

Approximately 250 million shares (76%) of our common stock were granted to our directors in 2007 pursuant to restricted stock awards, which provide contractual restrictions on transfer that will terminate at the rate of 20% annually from March 2009 through March 2013. When these shares become eligible for secondary trading, they will amount to a huge pool of additional shares available for sale. Attempts by their owners to sell them could dramatically depress the price of our stock.

Our common stock may be subject to penny stock rules and regulations.

Federal rules and regulations under the Securities Exchange Act of 1934 regulate the trading of so-called penny stocks, which generally refers to low-priced (below $5.00), speculative securities of very small companies traded on the OTC Bulletin Board or in the pink sheets. Trading, if any, in shares of our common stock may be subject to the full range of penny stock rules. Before a broker-dealer can sell a penny stock, these rules require the broker-dealer to first approve the investor for the transaction and obtain from the investor a written agreement regarding the transaction. The broker-dealer must also furnish the investor with a document describing the risks of investing in penny stocks. The broker-dealer must also tell the investor the current market quotation, if any, for the penny stock and the compensation the broker-dealer will receive for the trade. Finally, the broker-dealer must send monthly account statements showing the market value of each penny stock held in the investor's account. If these rules are not followed by the broker-dealer, the investor may have no obligation to purchase the shares. Accordingly, these rules and regulations may make it more expensive and difficult for broker-dealers to sell shares of our common stock and purchasers of our common stock may experience difficulty in selling such shares in secondary trading markets.

Where to Obtain Additional Information

Prior to filing this Form 10, we have not filed reports and other information with the Securities and Exchange Commission (“SEC”) or made annual and other reports and financial information available to the public on a regular basis.

After this Form 10 becomes effective with the SEC, we expect to file annual, quarterly and periodic reports, proxy statements and other information with the SEC using the their EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our common stock is listed on the Pink Sheets, under the symbol EKII. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

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After effectiveness of this Form 10, we expect to furnish our shareholders with a copy of our annual report on Form 10-K, which will contain audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our audited financial statements for the years ended December 31, 2007 and 2006, contained in Item 13 of this document.

Results of Operations for the Twelve Months Ended December 31, 2007, as Compared to the Twelve Months Ended December 31, 2006

Our net sales in 2007 were $445,860, a 29% increase from sales in 2006 of $344,996. Cost of sales rose by nearly 80% in 2007 to $297,088, compared to $165,382 in 2006. The increases in sales and cost of sales resulted from the success of our Internet selling efforts. Cost of sales rose more rapidly than sales revenue because of a substantial change in our product mix. Prior to 2007, our business was primarily manufacturing and marketing high margin electronics education products. In 2007, responding to the changing market place and believing that the electronics education market was declining, we began marketing lower margin science educational products. In 2007, science educational products represented approximately 40% of all sales and in 2006, these products represented less than 5% of sales.

Gross profit from sales for 2007 was $148,772, a decrease of 17% from 2006 gross profit of $179,614. This decrease was a function of the more dramatic increase in cost of sales in 2007. In 2007, we incurred selling, general and administrative expenses of $452,398, compared to $228,050 in 2006. The increase was mainly due to the issuance of common stock to the company’s directors in 2007 as compensation for services. We issued 249,999,999 shares of stock to directors in the first quarter of 2007, as compensation for their services since 2001. The stock may not be sold until March 1, 2009, and thereafter 20% of the shares will become eligible for sale each year. We recorded share based compensation expense of $250,000 for issuance of these shares. Excluding the cost of the stock issuance, our selling, general and administrative expense would have been $202,398 in 2007, a slight decrease from 2006. No stock was issued as compensation in 2006.

We incurred negligible other expenses of $3,862 in 2007. Interest expense rose to $2,456 in 2007 as we drew upon our credit lines to finance operations.

Our net loss was $309,944 in 2007, compared to $49,535. Almost all of the increased loss was attributable to the stock compensation expense recorded in 2007.

Liquidity and Capital Resources

At December 31, 2007, we had cash and accounts receivable totaling $71,323. Our accounts receivable were much higher at year end in 2007 than in 2006 ($70,563 in 2007 vs. $26,795 in 2006). We believe this is a natural result of our increasing sales volumes in 2007 and do not expect to experience increased collection difficulties.

Our current assets at year end were $224,772 and current liabilities were $70,123, a working capital surplus of $154,649. We have no long term debt.

We expect that continued sales increases, together with our existing lines of credit, will provide sufficient liquidity during 2008. In addition, we have agreed to sell 257,092,999 shares of common stock to an outside investor for $250,000. That stock sale is contingent on completion of this Form 10 filing and listing our stock on the OTC Bulletin Board. See, Stock Purchase Agreement, page 1.

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Qualitative and Quantitative Disclosures about Market Risk

We have two lines of credit used in funding operations. The lines of credit have variable interest rates that are tied to increases or decreases in the bank prime interest rate. At December 31, 2007, the balances on these credit lines totaled $43,770, and the maximum credit limit for both lines totaled $55,000. Because of the small size of these credit lines, we do not believe changes in the interest rate would materially affect our financial results. We do not engage in hedging activities and do not use financial derivatives to limit interest rate or other risks related to financial markets.

Item 3. Properties

We lease office and warehouse space at 300A S. Front Street, Kyle, Texas 78640. The leased space comprises about 4,500 square feet. We have a lease agreement which expires ion January 2, 2010. Our monthly lease cost is $1,100. We own no real property.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2007, there were 328,528,797 shares of our common stock outstanding. The following table sets forth the stock ownership of (1) the persons known by us to own more than 5% of our outstanding common stock, either individually or as a group, and (2) our officers and directors, individually as a group. The persons named below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name (1)	Number of Shares (2)	Percent of Total

Phillip D. Greer, CEO and Director	45,896,189	13.97%
John Best, Director	5,698,735	1.73%
Daniel Greer, Director	45,896,189	13.97%
Thomas L. Kerr, Director	104,614,533	31.84%
Trent L. Martin, Director	54,987,353	16.74%
All officers and directors as a group	257,092,999	78.26%

(1) The business address of each individual named above is 300-A S. Front Street, Kyle, Texas 78640.

(2) None of the individuals named above have the right to acquire any shares of common stock pursuant to the exercise of options or other convertible or derivative securities.

Item 5. Directors and Executive Officers

The following table sets forth the name, age, time with our company and title of our directors and executive officer.

Name	Age	First Became Director or Executive Officer	Position
Phillip D. Greer *	41	2002	CEO and Director
John Best	60	2002	Director
Daniel Greer *	64	2002	Director
Thomas L. Kerr	55	1994	Director
Trent L. Martin	38	2006	Director

* Phillip D. Greer is the son of Daniel Greer.

We do not have employment agreements and do not have key man insurance on any of our directors, officers or employees.

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The following sets forth the name and a brief description of the principal occupation and business experience for at least the preceding five years for each of the nominees for election to the Board of Directors and the executive officers of our Company.

Phillip D. Greer, CEO and Director

Mr. Greer has served as CEO of our company since 2002. Prior to that, he served as chief financial officer and executive vice president of Mountain Sun, an organic food company.

John Best, Director, Director

John Best, D.D.S. has been engaged in the private practice of dentistry for the past thirty-two years in Snyder, Texas..

Daniel Greer, Director

Mr. Greer has for the past five years been the owner and operator of Imperial Investments in Snyder, Texas, the operator of a Subway Sandwich shop and operator of a factoring business. Since 2006 he has been the owner and operator of Mac Oilfield Service, an oil field service business. Prior to 2006 he also owned and operated the predecessor of Mac Oilfield, Axis Oil Tools. Mr. Greer received a B.B.A. degree in accounting from the University of Texas, Permian Basin, in 1978.

Thomas L. Kerr, Director

For the past five years, Thomas L. Kerr, M.D., has been a practicing physician of internal medicine with Covenant Healthcare.

Trent L. Martin, Director

For the past five years, Mr. Martin has been president of S. L. Martin, Inc., an independent oil company which also has significant cattle ranching operations, based in Ira, Texas.

Code of Ethics

We have adopted a code of ethics which is filed with the Securities and Exchange Commission as an exhibit to this Form 10.

Item 6. Executive Compensation

Summary Compensation Table

The following table summarizes the compensation of our chief executive officer for the fiscal years ended December 31, 2007, 2006 and 2005.

(a) Name	(b) Year	(c) Salary	(d) Stock Awards (1)	(e) All Other Compensation (2)	(e) Total Compensation
Phillip D. Greer, CEO	2007	$100,000	$44,285 (3)	$1,200	$145,485
(principal executive and	2006	100,000	-	1,200	101,200
principal financial officer)	2005	100,000	-	1,200	101,200

(1)	Using FAS 123R, we valued the restricted stock issued to Mr. Greer and the other directors as compensation in 2007 at $0.001 per share.

(2)	Consists of reimbursements for health insurance coverage.

(3)

Mr. Greer was awarded 44,285,439 restricted shares of common stock on February 19, 2007, as compensation for past services on our board of directors since 2001. See Note 9 to our audited Financial Statements.

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We do not have an employment agreement with our chief executive, Mr. Greer. We do not carry key man insurance on any executive.

No Board or Compensation Committee Interlocks

We do not have a compensation committee. Instead, the board of directors (other than the chief executive officer) determines executive compensation. In the past year none of our directors or officers have served as a member of the compensation committee of any issuer other than our company.

Director Compensation

The following table indicates the compensation paid to each of our directors, other than our chief executive officer, in 2007.

(a) Name	(b) Fees Earned or Paid in Cash	(c) Stock Awards (1)	(d)Total
John Best	-	$ 5,499	$ 5,499
Daniel Greer	-	44,285	44,285
Thomas L. Kerr	-	100,943	100,943
Trent L. Martin	-	54,987	54,987

(1)        Using FAS 123R, we valued the restricted stock issued to the directors as compensation in 2007 at $0.001 per share.

Item 7. Certain Relationships and Related Transactions, and Director Independence

None.

Item 8. Legal Proceedings

We are not subject to any legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our stock is currently listed for quotation on the Pink Sheets, LLC, under the symbol “EKII”, but trading volume is very low. On most days our stock does not trade at all. Accordingly, purchasers of our stock may not be able to resell their shares. We intend to seek to have our stock quoted on the OTC Bulletin Board, but there is no assurance we will be able to do so. See Description of Business – Risk Factors, page2. The following table reflects the high and low bid price per share quotations of our stock in the Pink Sheets for the past two years.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
	High	Low	High	Low	High	Low	High	Low
2007	$0.07	$0.07	$0.01	$0.07	$0.10	$0.10	$0.10	$0.05
2006	$0.07	$0.04	$0.15	$0.025	$0.043	$0.0018	$0.0023	$0.002

We intend to seek approval for listing our stock for quotation on the OTC Bulletin Board; however, we cannot be sure that our common stock will be approved for listing. Even if our stock begins trading on the OTC Bulletin Board, we cannot be sure that a market will develop for the common stock, or if developed, that the market will be sustained.

Dividend Policy

We have not declared or paid cash dividends in the past, and we do not anticipate that we will pay cash dividends in the foreseeable future. We currently intend to retain and reinvest future earnings to finance operations.

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No Shares Reserved for Issuance under Equity Compensation Plans

We have not authorized or reserved any shares of stock for issuance pursuant to any equity compensation plans.

Item 10. Recent Sales of Unregistered Securities

In February 2007, we awarded a total of 249,999,999 shares to our five directors as compensation for services. The shares totaled approximately 76% of the total number of outstanding share immediately after their issuance. The shares were issued in reliance on the exemption from the registration provisions of the Securities Act of 1933 (the “Securities Act”) contained in Section 4(2) of the Securities Act. The terms of the restricted stock award respecting these shares provide that they are restricted securities which will become eligible for resale by the directors over a five year period from March 2009 to March 2013 at the rate of 20% annually.

In February 2007, we sold 66,666,666 shares to three accredited investors for promissory notes totaling $1,000,000 in reliance on the exemption contained in Rule 504, Section (b)(1)(iii). As of May 1, 2008, a total of $79,500 has been paid on the notes, which became due on March 20, 2007. Management expects that the notes will not be paid. The notes provide that the notes may be forgiven should the shares be returned. Management expects that the most of these shares will be returned during 2008 in satisfaction of the notes.

Item 11. Description of Registrant’s Securities to be Registered

Our certificate of incorporation authorizes us to issue up to 500,000,000 shares of one class of common stock, par value $0.0001 per share. On December 31, 2007, a total of 328,526,797 shares were issued and outstanding in the hands of approximately 227 shareholders of record.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting of shares in elections of directors is not permitted. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any. The common stock has no preemptive or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable.

As of December 31, 2007, a total of 328,526,797 shares of our common stock were issued and outstanding in the hands of approximately 227 shareholders of record. We have no outstanding options or warrants to purchase our shares. Currently, 6,323,332 shares are unrestricted shares eligible for secondary trading.

An additional 65,110,566 shares are eligible for resale under Rule 144(k) of the Securities and Exchange Commission. Rule 144(k) permits the resale of restricted securities by a shareholder if two years have lapsed from the date the securities were acquired from the issuer or an affiliate of the issuer and if the seller is not, nor has been, an affiliate of the company during the preceding three months. The remaining 257,203,465 common shares are “control securities” held by our directors, of which 249,999,999 shares are subject to additional restrictions on transfer under the terms of awards of those shares to the directors in 2007. These shares are not currently eligible for resale.

The SEC has adopted amendments to Rule 144(k) which will reduce the holding period under Rule 144(k) from two years to one year for companies that are not subject to the reporting requirements of the Securities Exchange Act of 1933 (the “Exchange Act”) and to six months for companies that are subject to the Exchange Act reporting requirements. Prior to the effectiveness of this Form 10 with the Securities and Exchange Commission, our shares are not subject to the Exchange Act; once this Form SB-10 becomes effective, we will be subject to Exchange Act reporting requirements and the shorter, six month holding period for non-affiliates will apply to Rule 144(k) stock.

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Item 12. Indemnification of Directors and Officers

Articles 10 and 12 of our certificate of incorporation require us to indemnify our officers, directors, and other persons to whom corporations may extend indemnification, to the maximum extent allowed by Delaware law.

In general, Section 145 of the Delaware General Corporation Law (the “DGCL”) provides for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Section 102(b)(7) of the DGCL permits a corporation to provide in its Charter that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

SEC Position on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Item 13. Financial Statements and Supplementary Data

ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Electronic Kourseware International, Inc.

We have audited the accompanying balance sheets of Electronic Kourseware International, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Kourseware International, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

PMB Helin Donovan, LLP

Draft
May 14, 2008 Austin, Texas

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ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

BALANCE SHEETS

	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$760	$9,055
Trade accounts receivable, net	70,563	26,795
Inventory, net	153,454	111,304

Total current assets	224,777	147,154

Property and equipment, net	-	-
Other assets	13,294	19,942

Total assets	$238,071	$167,096

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$23,850	$17,143
Accrued expenses	2,503	1,561
Note payable Broadway Bank	24,173	-
Note payable Wells Fargo	19,597	-

Total current liabilities	70,123	18,704

Commitments and contingencies	-	-

Stockholders’ Equity:
Common stock, $0.001 par value; 500,000,000 and 100,000,000 shares authorized, 328,526,797 and 11,860,132 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	328,527	11,860
Treasury stock, at cost (571,500 shares at December 31, 2007 and 2006)	(572)	(572)
Note receivable for common stock	(920,500)	-
Additional paid-in-capital	1,686,410	753,077
Accumulated deficit	(925,917)	(615,973)

Total stockholders’ equity	167,948	148,392

Total liabilities and stockholders’ equity	$238,071	$167,096

The accompanying notes are an integral part of these financial statements.

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ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2007	2006

Net sales	$445,860	$344,996
Cost of sales	297,088	165,382

Gross profit	148,772	179,614

Selling, general and administrative	452,398	228,050

Operating loss	(303,626)	(48,436)
Other expense:
Other expenses	3,862	1,052
Interest expense	2,456	47
Total other expense	6,318	1,099

Net loss	$(309,944)	$(49,535)

Basic and diluted loss per share	$(0.00)	$(0.00)

Basic and diluted weighted average- shares outstanding:	271,768,806	11,860,132

The accompanying notes are an integral part of these financial statements.

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ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

					Note	Additional
	Common stock		Treasury stock		Receivable for	Paid-in	Accumulated
	Shares	Amount	Shares	Amount	common stock	Capital	Deficit	Total

Balance,
December 31, 2005	11,860,132	$11,860	-	$ -	$ -	$ 769,612	$ (566,438)	$215,034

Repurchase of common
Stock	-	-	(571,500)	(572)	-	(16,535)	-	(17,107)

Net Loss	-	-	-	-	-	-	(49,535)	(49,535)

Balance,
December 31, 2006	11,860,132	$11,860	(571,500)	$ (572)	$ -	$ 753,076	$ (615,973)	$148,392

Share based
Compensation	249,999,999	250,000	-	-	-	-	-	250,000

Common stock issued
in exchange for shareholder
note receivable	66,666,666	66,667	-	-	(1,000,000)	933,333	-	-

Repayment of
Shareholder note receivable	-	-	-	-	79,500	-	-	79,500

Net loss	-	-	-	-	-	-	(309,944)	(309,944)

Balance,
December 31, 2007	328,526,797	$328,527	(571,500)	$ (572)	$ (920,500)	$1,686,410	$(925,917)	$167,948

The accompanying notes are an integral part of the financial statements.

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ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2007	2006

Cash flows from operating activities:
Net loss	$(309,944)	$(49,535)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	250,000
Provision for losses on accounts receivable	1,801	1,374
Changes in operating assets and liabilities, net of dispositions:
Trade accounts receivable	(45,569)	3,345
Inventories	(42,150)	(744)
Prepaid and other current assets	6,648	6,647
Trade accounts payable	6,707	6,049
Accrued expenses	942	(1,341)
Net cash used in operating activities	(131,565)	(34,205)

Cash flow from financing activities:
Repayment of note receivable for common stock	79,500	-
Proceeds from line of credit, net	43,770	-

Net cash provided by financing activities	123,270	-

Net decrease in cash and cash equivalents	(8,295)	(34,205)
Cash and cash equivalents, beginning of period	9,055	43,260
	7
Cash and cash equivalents, end of period	$760	$9,055
Supplemental disclosure of non-cash financing activities:
Note receivable for 61,366,666 share of common stock	$1,000,000	$-
Acquisition of treasury stock for related party payable	$-	$17,107
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$2,372	$47
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

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ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

Notes to Financial Statements

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Business Description

Electronic Kourseware International, Inc., a Delaware corporation, (“EKI” or “the Company) is engaged in manufacturing, distributing and marketing science labs and equipment to educational institutions and retail consumers. EKI products have been sold to customers around the world, including colleges and universities, public and private schools, home schooling parents and co-ops and retail consumers. EKI also sells through educational distributors such as Pittsco, Sargent-Welch and Boreal Labs. EKI also does business under the trade names Sciencelabs.com and Science Labs-in-a-Box.

Liquidity

The Company’s existing capital resources as of December 31, 2007, consisted of cash and accounts receivable totaling $71,323. The Company has working capital of $154,654 and had net cash used in operating activities of $131,565 in 2007. The Company believes that the financing arrangements that the Company currently has with Wells Fargo, Broadway Bank, and Paragon Capital, when combined with the revenue it expects to receive as it fills its current backlog combined with the financial backing of the current board of directors, will be sufficient to sustain operations throughout the next twelve months. In addition, the Company expects to receive a capital infusion of $250,000 from Paragon Capital in 2008.

In the event that the Company needs to raise additional capital externally to cover cash shortfalls, the Company is optimistic they will be able to obtain financing on favorable terms. However, no assurances can be made.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, the Company’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of cash, cash equivalents, accounts receivable, accounts payable and notes payable approximate their carrying amounts based on the short maturities of these instruments.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

The Company estimates the collectability of its trade accounts receivable. In order to assess the collectability of these receivables, the Company monitors the current creditworthiness of each customer and analyzes the aging of related past due balances. These evaluations may indicate a situation in which a certain customer cannot meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance requirements are based on current facts and are reevaluated and adjusted as additional information is received. Trade accounts receivable are reserved when it is determined the receivable will not be collected. The Company’s allowance for doubtful accounts was $10,837 and $12,638, as of December 31, 2007 and 2006, respectively.

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Inventories

Inventories are comprised primarily of finished goods and raw materials stated at the lower of cost or market through the use of an inventory valuation allowance. In order to assess the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels. Allowance requirements generally increase as the projected demand requirement decreases due to market conditions. Technological and product life cycle changes may also affect the allowance requirements.

Property and Equipment

Property and equipment, when acquired, are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to 7 years or, in the case of leasehold improvements, over the term of the lease, if shorter. Equipment purchased with a value of $2,500 or less is expensed in full immediately and not recorded as an asset on the balance sheet. As of December 31, 2007 and 2006, all property and equipment was fully depreciated.

Impairment of Long-Lived Assets

Assets that are held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the estimated undiscounted cash flow generated by those assets is less than the carrying amounts of such assets. The amount of impairment is the excess of the carrying amount over the fair value of such assets. Assets held for sale are carried at the lower of carrying amount or fair value less selling costs.

Deferred Income Taxes

The Company utilizes the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These amounts are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are recognized when it becomes more likely than not that the asset will be realized. A valuation allowance is provided for net assets not expected to be realized. The company has realized continuing losses in recent year and, therefore retains a deferred tax asset. It is not known if this asset will ever be used in the future, therefore, it is not recorded in the financial statements.

A tax law change in Texas became effective for the Company’s fiscal year ended December 31, 2007. Under the new law, the tax is based on taxable margin, as defined under the law, and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. The Texas margin tax is accounted for as an income tax. The Company expects no Texas margin tax due for the year ended December 31, 2007.

Revenue Recognition

Revenue is recognized on product sales when goods are shipped to the customer. Science Labs-in-a-Box utilizes a lease program for home school customers. Revenue from the equipment leases made to Science Labs-in-a-Box customers is recognized on a monthly basis over the term of the equipment lease contract.

Advertising

The Company recognizes advertising expenses as incurred. The Company’s advertising expense was $5,664 and $26,638 for the year ended December 31, 2007 and 2006, respectively.

Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share based on the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed on the basis of the weighted average number of common shares plus dilutive potential common shares outstanding. Dilutive potential common shares are calculated under the treasury stock method. The Company did not have any dilutive potential

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common shares outstanding during the periods presented. In addition, as the Company had a net loss in all of the periods presented, basic and diluted net loss per common share are the same.

Recent Accounting Pronouncements

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no liability for uncertain income tax positions at December 31, 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to provide additional information that will help investors and other financial statement users to more easily understand the effect of the company’s choice to use fair value on its earnings. Finally, SFAS 159 requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157 (see below). The Company is currently assessing the impact of SFAS 159 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements,” which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. SFAS 160 is effective for fiscal years, and the interim periods within those fiscal years, beginning on or after December 15, 2008. Management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also expands information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other accounting standards require or permit assets and liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS 157 which it will be required to adopt no later than the first quarter of its 2008 fiscal year.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations – Revised 2007. SFAS 141R provides guidance on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is in the process of analyzing the effects SFAS 141R will have on the Company’s financial statements.

Note 2:	Trade Accounts Receivable

Supplemental information on net trade accounts receivable:

	Year ended December 31,
	2007	2006

Gross trade accounts receivable	$83,201	$37,632
Less: allowance for doubtful accounts	(12,638)	(10,837)

	$70,563	$26,795

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Note 3:	Inventory

Supplemental information on inventory:

	Year ended December 31,
	2007	2006

Inventory	$194,814	$152,664
Less: inventory allowance	(41,360)	(41,360)

	$153,454	$111,304

Note 4:	Property and Equipment

The components of property and equipment are as follows:

		December 31,
	Useful Lives	2007		2006

Furniture and Equipment	3-7 years	$30,487		$30,487

Accumulated depreciation		(30,487)		(30,487)
			0
		$-		$-

Note 5:	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes at December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets:
Inventory reserve	14,062	14,062
Director stock grant	85,000	-
Other	15,598	12,725
Net operating loss carryover	287,459	269,954
Total net deferred tax assets	402,122	296,741
Less valuation allowance	(402,122)	(296,741)
Deferred tax assets	$-	$-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of earnings history. The valuation allowance increased by $105,381 during the year ended December 31, 2007.

The Company’s provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

	2007	2006
Tax at U.S. statutory rate of 34%	$(105,381)	$(16,842)
Change in valuation allowance	105,381	16,842
Income tax provision (benefit)	$-	$-

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As of December 31, 2007, the Company had federal net operating loss carryforwards of approximately $845,478, which will expire in varying amounts beginning in 2015, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 6:	Financing Arrangements

Loan Arrangement

From time to time the Company draws upon two lines of credit provided by Wells Fargo and Broadway Bank. The credit lines are unsecured and have a maximum draw of $25,000 and $30,000 respectively. As of December 31, 2006 the balances drawn from Wells Fargo and Broadway were $0 and $0, respectively. As of December 31, 2007, the balances owed on the lines of credit to Wells Fargo and Broadway was $19,386 and $24,173, respectively. The Wells Fargo and Broadway Bank lines have variable interest rates which were both 10.25% as of December 31, 2007. Upon the occurrence of an event of default, Wells Fargo and Broadway Bank respectively have the right to demand the immediate repayment of all indebtedness owed to it by the Company. The Company does not have any financial covenants on the indebtedness.

Note 7:	Commitments and Contingencies

Operating Leases

The Company leases office and warehouse space, under long-term, non-cancelable leases. Minimum future rental payments for all long-term non-cancelable operating leases are presented below:

Years Ending December 31,

2008	13,200
2009	13,200

Rent expense was $13,200 for the years ended December 31, 2007 and 2006.

Litigation

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of operations or financial position.

Note 8:	Stockholders’ Equity

Common Stock

In the February 2007, EKI entered in to a stock purchase agreement with three entities and issued 66,666,666 shares of common stock in exchange for a $1,000,000 note receivable. The note receivable was due March 20, 2007 and carried no interest rate. As of December 31, 2007, $79,500 has been received by the Company. The agreement stipulates that the note may be forgiven should the shares be returned. At this time, management believes that all or most of the remaining shares not paid for by the entities will be returned during 2008.

During the first quarter of 2007, the board approved and filed with the state of Delaware an amendment to the Company’s certificate of incorporation increasing the number of authorized shares from 100,000,000 to 500,000,000.

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Treasury Stock

In 2006, the Board of Directors approved an agreement to hire a certain employee under the conditions that the wages earned by the employee would be repaid to the Company by Mr. Stanley Martin, a board member at that time. Subsequent to this agreement, Mr. Martin passed away. It was determined to be in the best interest of the Company and Mr. Martin’s heirs, that repayment to the Company could be made in EKI common stock from Mr. Martin’s assets. The Company recorded the receipt of 571,500 shares of EKI common stock into treasury stock from Mr. Martin’s assets to retire the related party receivable of $17,107.

Note 9:	Related Party Transactions

Deferred Compensation

In the first quarter of 2007, the Company issued 249,999,999 shares of common stock to the members of the Company’s board of directors. These shares were issued in consideration for director’s fees and other services provided by the board members since 2001 in their efforts to help the company deliver a maximum return to the shareholders. The common stock was valued at $250,000 and recorded as share based compensation during 2007. The shares were issued with a restriction that does not allow any shares to be sold until March 1, 2009. Beginning on March 1, 2009, 20% of the shares may be sold each year for each of the next five subsequent years.

Note 10:	Subsequent Events

The board of directors of EKI has decided that it is in the best interest of the shareholders to become a private company. Therefore, in 2008, all of the current assets and liabilities of the Company will be placed in a wholly owned subsidiary called Education Science, Inc. The shares of Education Science, Inc. will then be issued as a dividend to all shareholders of record as of the as yet determined dividend date. After the dividend is issued, all current shareholders of EKI will hold a number of shares proportionate to their ownership in EKI in Education Science, Inc. Furthermore, all current shareholders of EKI will continue to have their same ownership in EKI, although the firm will have no assets.

It is anticipated that after the dividend, the board of directors will be selling their shares of EKI to Paragon Capital Partners for $250,000. It is anticipated that after that transaction, via a reverse merger, that another business that has not been identified will be operated in this corporation.

The stock purchase agreement provides that $215,000 of the purchase price of the stock will be paid to us at closing, and the remaining $35,000 will be placed in escrow for six months as a holdback for any damages that might be incurred by the purchaser for a breach of the stock purchase agreement by us.

There is no guarantee that this transaction will take place as described.

We have executed a promissory note to Paragon for a face amount of $400,000, due on December 31, 2021. The promissory note provides that if we fail to complete the registration of our shares under the Securities Exchange Act (including filing this Form 10) and close the sale of the stock prior to December 31, 2008, the lender may terminate the stock purchase agreement and demand that we repurchase the promissory note within 10 days plus 18% per annum interest. As of May 14, 2008, we have an outstanding balance of $50,000 on the promissory note.

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Item 14. Changes in and Disagreements with Accountants

None.

Item 15. Financial Statements and Exhibits

See Index to Financial Statements, page 10.

Exhibits

No.	Description

3.1	Conformed copy of certificate of incorporation of Electronic Kourseware International, Inc. (“EKI”)
3.2	Bylaws of EKI
4.1	Specimen copy of common stock certificate.
10.1	Stock Purchase Agreement between EKI and Paragon Capital L.P., dated December 31, 2007.
10.2	Promissory Note from EKI to Paragon Capital, L.P. dated December 31, 2007.
10.3	Promissory Note from LMTS Trading Inc., to EKI dated February 20, 2007.
10.4	Promissory Note from ERF Trading Inc., to EKI dated February 20, 2007.
10.5	Promissory Note from R&B Trading Inc., to EKI dated February 20, 2007.
10.6	Restricted Stock Award from EKI to Phillip D. Greer dated February 25, 2007
10.7	Restricted Stock Award from EKI to John Best dated February 25, 2007
10.8	Restricted Stock Award from EKI to Daniel Greer dated February 25, 2007
10.9	Restricted Stock Award from EKI to Thomas L. Kerr dated February 25, 2007
10.10	Restricted Stock Award from EKI to Trent L. Martin dated February 25, 2007
99.1	Code of Ethics

Signatures

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Electronic Kourseware International, Inc.

May 15, 2008

By:	Phillip D. Greer
Phillip D. Greer, CEO and Director

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